Exhibit 5.1

ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

June 9, 2015

Mohawk Industries, Inc.

160 South Industrial Boulevard

Calhoun, Georgia 30701

Re:	Mohawk Industries, Inc. Senior Notes Offering

Ladies and Gentlemen:

We have acted as counsel to Mohawk Industries, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company to the several underwriters referenced below (the “Underwriters”) of €500,000,000 aggregate principal amount of the Company’s 2.000% Senior Notes due 2022 (the “Notes”) to be issued under an Indenture dated as of January 31, 2013 (the “Indenture”) between the Company and U.S. National Bank Association, as trustee (the “Trustee”), as supplemented by a Second Supplemental Indenture dated as of June 9, 2015 among the Company, the Trustee, Elavon Financial Services Limited, UK Branch, as initial Paying Agent and Elavon Financial Services Limited, as initial Registrar (as so supplemented, the “Indenture”). The Company is selling the Notes to the Underwriters pursuant to the Underwriting Agreement dated June 2, 2015 (the “Underwriting Agreement”) by and among the Company and the representatives of the several Underwriters named therein. The Indenture, the Underwriting Agreement and the global certificates evidencing the Notes are referred to herein collectively as the “Transaction Documents.”

We are furnishing the opinion set forth below pursuant to Item 16 of Form S-3 and Item 601(b)(5) of Regulation S-K of the Securities and Exchange Commission (the “Commission”).

In rendering the opinions set forth herein, we have examined and relied upon the following:

(i) an executed copy of the Underwriting Agreement;

(ii) an executed copy of the Indenture;

(iii) the global certificate evidencing the Note in the form delivered by the Company to the Trustee for authentication and delivery;

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mohawk Industries, Inc.

June 9, 2015

(iv) copies of certain resolutions of the Board of Directors of the Company adopted on January 22, 2013 and February 26, 2015, each certified by R. David Patton, Secretary of the Company;

(v) an Authentication and Delivery Order dated June 9, 2015 executed by Shailesh Bettadapur, as Vice President and Treasurer of the Company;

(vi) an Officers’ Certificate of Jeffrey S. Lorberbaum, as Chief Executive Officer of the Company, and Frank H. Boykin, as Chief Financial Officer of the Company, dated June 9, 2015;

(vii) a Secretary’s Certificate of R. David Patton, Secretary of the Company, dated June 9, 2015; and

(viii) the documents delivered at the closing of the transactions contemplated by the Underwriting Agreement.

We have also examined such other agreements, instruments and other documents and such certificates of officers of the Company and of public officials, and have made such examination of law, as we have deemed necessary or appropriate for the purposes hereof.

As to certain factual matters, but not conclusions of law, we have relied upon the representations and warranties of the parties to the Transaction Documents and upon certificates of officers of the Company and of public officials. Except as otherwise expressly set forth, we have made no independent examination of facts, review of court records or other public records, or factual investigation for the purposes of this opinion letter.

For purposes of this opinion letter, we have assumed (i) the genuineness of all signatures; (ii) the authenticity of all documents submitted to us as originals; (iii) the conformity to the originals of all documents submitted to us as certified, conformed, photostatic, electronic or telefacsimile copies; (iv) the legal capacity of all natural persons; and (v) the due authorization, execution, and delivery of and the validity and binding effect of the Transaction Documents with regard to the parties to the Transaction Documents other than the Company.

We express no opinion herein in respect of any laws other than the General Corporation Law of the State of Delaware and the laws of the State of New York that, in our experience, are normally applicable to transactions of the type contemplated by the Transaction Documents.

Based upon the foregoing and subject to the other assumptions, exceptions, limitations and qualifications stated herein, we are of the opinion that the Notes have been duly authorized and executed by the Company and, when duly authenticated by the Trustee and issued and delivered by the Company against payment therefor in accordance

Mohawk Industries, Inc.

June 9, 2015

with the terms of the Underwriting Agreement and the Indenture, will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

The foregoing opinion is subject to the effects of (i) bankruptcy, fraudulent conveyance or fraudulent transfer, insolvency, reorganization, moratorium, liquidation, conservatorship, and similar laws, and limitations imposed under judicial decisions, related to or affecting creditors’ rights and remedies generally, (ii) general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law, and principles limiting the availability of the remedy of specific performance, (iii) concepts of good faith, fair dealing, materiality and reasonableness, and (iv) the possible unenforceability under certain circumstances of provisions providing for exculpation, indemnification and contribution that are contrary to public policy.

The opinion contained herein is limited to the matters expressly stated herein, and no opinion may be implied or inferred beyond the opinion expressly stated.

The foregoing opinion is rendered as of the date hereof, and we make no undertaking and expressly disclaim any duty to supplement or update such opinion if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.

We hereby consent to the filing of this opinion letter with the Commission as an exhibit to the Company’s Current Report on Form 8-K being filed on the date hereof and incorporated by reference into the Company’s Registration Statement on Form S-3 (No. 333-202351) related to the Notes, including information deemed to be a part thereof pursuant to Rule 430B of the Commission (the “Registration Statement”). We also hereby consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

ALSTON & BIRD LLP

By:	/s/ M. Hill Jeffries
A Partner